Interim Consolidated Financial Statements
Bombardier Recreational Products Inc.
July 31, 2005

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED BALANCE SHEET

[Unaudited]
[millions of Canadian dollars]

	Notes	July 31, 2005	January 31, 2005
			[Restated]
ASSETS			
Current assets			
Cash and cash equivalents		**$ 20.9**	$ 150.3
Receivables, net of allowance for doubtful			
accounts of $ 1.8 [January 31, 2005 – $ 3.2]		**91.3**	112.7
Inventories	6	**332.7**	302.1
Other assets	7	**115.7**	150.4
Total current assets		**560.6**	715.5
Property, plant and equipment		**392.7**	425.8
Goodwill	8	**108.6**	119.9
Trademarks		**151.1**	151.1
Other intangible assets		**71.9**	78.1
Other assets	7	**61.8**	66.5
		$ 1,346.7	$ 1,556.9
LIABILITIES AND SHAREHOLDER'S EQUITY			
Current Liabilities			
Bank loans	9	**$ 57.6**	$ 12.3
Accounts payable and accrued liabilities	10	**469.6**	595.2
Current portion of long-term debt		**0.6**	147.2
Total current liabilities		**527.8**	754.7
Long-term debt	11	**307.5**	249.5
Deferred income taxes		**29.4**	38.0
Employee future benefits liability		**121.1**	122.2
Other long-term liabilities	12	**28.2**	28.5
Total liabilities		**1,014.0**	1,192.9
Contingencies	23		
Shareholder's equity			
Capital stock	13	**364.7**	364.4
Contributed surplus	14	**3.2**	2.3
Retained earnings		**6.5**	11.0
Cumulative translation adjustment	15	**(41.7)**	(13.7)
		332.7	364.0
		$ 1,346.7	$ 1,556.9

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]
[millions of Canadian dollars]

	Notes	Three months ended		Six months ended	
		July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
			[Restated]		[Restated]
Revenues		**$ 467.3**	$ 573.8	**$ 1,061.3**	$1,197.7
Cost of sales		**387.2**	476.6	**865.9**	1,010.3
Gross profit		**80.1**	97.2	**195.4**	187.4
Operating expenses					
Selling and marketing		**39.6**	29.6	**83.8**	68.9
Research and development	18	**22.9**	25.8	**50.0**	55.4
General and administrative		**34.9**	28.2	**64.0**	62.2
Total operating expenses		**97.4**	83.6	**197.8**	186.5
Operating income (loss) from continuing operations		**(17.3)**	13.6	**(2.4)**	0.9
Other (income) and expense					
Financing cost	19	**8.9**	10.8	**17.0**	24.5
Accretion in carrying value of redeemable preferred shares		—	1.0	—	2.0
Loss on disposal of property, plant and equipment		—	0.4	—	0.4
Gains on disposal of assets held for sale		—	—	**(1.5)**	—
Foreign exchange (gain) loss		**(16.3)**	(32.0)	**(6.5)**	3.4
Income (loss) from continuing operations before income taxes		**(9.9)**	33.4	**(11.4)**	(29.4)
Income tax expense (recovery)	20	**(8.2)**	2.8	**(6.9)**	(13.0)
Income (loss) from continuing operations		**(1.7)**	30.6	**(4.5)**	(16.4)
Loss from discontinued operations, net of income tax		—	(2.1)	—	(3.3)
Net income (loss)		**$ (1.7)**	$ 28.5	**$ (4.5)**	$ (19.7)

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[millions of Canadian dollars]

	Notes	Three months ended		Six months ended	
		July 31, 2005	**July 31, 2004**	**July 31, 2005**	**July 31, 2004**
			[Restated]		[Restated]
OPERATING ACTIVITIES					
Income (loss) from continuing operations		**$ (1.7)**	$ 30.6	**$ (4.5)**	$ (16.4)
Non-cash items:					
Depreciation and amortisation		**26.6**	30.1	**52.7**	60.2
Amortisation of deferred financing costs		**1.1**	1.6	**2.2**	3.2
Employee stock compensation	14	**0.4**	0.6	**0.9**	1.3
Deferred income taxes recovery		**(9.8)**	(3.3)	**(13.3)**	(23.3)
Loss on disposal of property, plant and equipment		**—**	0.4	**—**	0.4
Gain on disposal of assets held for sale		**—**	—	**(1.5)**	—
Accretion in carrying value of redeemable preferred shares		**—**	1.0	**—**	2.0
Foreign exchange gain		**(16.3)**	(34.4)	**(6.5)**	(0.3)
Net changes in non-cash working capital balances related to operations	21	**(54.5)**	53.4	**(89.4)**	24.0
Cash flows from operating activities		**(54.2)**	80.0	**(59.4)**	51.1
INVESTING ACTIVITIES					
Additions to property, plant and equipment		**(12.8)**	(11.3)	**(23.3)**	(19.8)
Proceeds on disposal of property, plant and equipment		**0.2**	0.1	**0.2**	0.1
Proceeds on disposal of assets held for sale		**—**	—	**4.9**	—
Business acquisition		**(1.3)**	(7.5)	**(6.6)**	(13.9)
Cash flows from investing activities		**(13.9)**	(18.7)	**(24.8)**	(33.6)
FINANCING ACTIVITIES					
Increase in bank loans		**57.6**	—	**45.3**	—
Increase in capital stock		**0.2**	—	**0.3**	6.5
Repayment of long-term debt		**(0.3)**	(2.7)	**(147.5)**	(2.7)
Issuance of long-term debt		**—**	—	**62.1**	—
Other		**(0.5)**	—	**(0.5)**	(2.7)
Cash flows from financing activities		**57.0**	(2.7)	**(40.3)**	1.1
Effect of exchange rate changes on cash and cash equivalents		**(3.0)**	(1.6)	**(4.9)**	0.4
Cash flows continuing operations		**(14.1)**	57.0	**(129.4)**	19.0
Cash flows from discontinued operations		**—**	(3.9)	**—**	(9.6)
Net decrease in cash and cash equivalents		**(14.1)**	53.1	**(129.4)**	9.4
Cash and cash equivalents at beginning of period		**35.0**	152.5	**150.3**	196.2
Cash and cash equivalents at end of period		**$ 20.9**	$ 205.6	**$ 20.9**	$ 205.6
Supplemental information					
Cash paid for:					
Interest		**$ 12.8**	$ 14.2	**$ 14.8**	$ 16.2
Income taxes		**1.4**	1.3	**4.2**	6.5

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]
[millions of Canadian dollars]

	Three months ended		Six months ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
Balance at beginning of period	**$ 8.2**	$ (65.7)	**$ 11.0**	$ (17.5)
Net income (loss)	**(1.7)**	28.5	**(4.5)**	(19.7)
Balance at end of period	**$ 6.5**	$ (37.2)	**$ 6.5**	$ (37.2)

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Bombardier Recreational Products Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[Tabular figures in millions of Canadian dollars, unless otherwise indicated]

1.   NATURE OF OPERATIONS

Bombardier Recreational Products Inc. ("BRP"), incorporated under the laws of Canada, is a wholly owned subsidiary of J. A. Bombardier Inc. ("J.A.B."). J.A.B. is owned by Bain Capital Luxembourg Investments S. ar. L (50%), La Caisse de Dépôt et Placement du Québec (15%) and Beaudier Inc., 4260937 Canada Inc., 4260911 Canada Inc. and 4260929 Canada Inc. (shares were previously held by Jadier International Inc., Gestion J.I.C.A. Inc. and Fonds Achbée Inc., respectively) collectively ("Beaudier group") (35%) (collectively, the "Sponsors").

BRP and its subsidiaries, collectively (the "Company"), through its Powersports and Marine Engines segments, designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats, outboard engines, recreational and small aircraft engines (the "recreational products business"). The Company's products are sold mainly through an international network of independent dealers, distributors and original equipment manufacturers. The Company manufactures its products primarily in North America and in certain European countries.

On December 18, 2003, the Company acquired the recreational products business from Bombardier Inc. Prior to December 18, 2003, the recreational products business consisted primarily of a division within the Bombardier Inc. group of companies ("Bombardier").

2.   RESTATEMENT

On February 1, 2004, the Company's forward foreign exchange contracts were designated as hedges of forecasted transactions. For those contracts that were purchased prior to the beginning of the fiscal year, the designation of the hedge was made as at February 1, 2004. For forward foreign exchange contracts that were purchased subsequent to February 1, 2004, the derivative was designated as a hedge as at the contract inception date. For all of these derivative instruments the Company had used the critical terms method to assess hedge effectiveness.

The Company has concluded that the critical terms method to assess hedge effectiveness did not comply with AcG-13 for those derivatives that had a fair value other than zero on the date they were designated as hedges. Consequently, for those derivatives purchased prior to February 1, 2004 but designated as hedges on February 1, 2004, management has concluded that it was inappropriate to apply hedge accounting for these forward foreign exchange contracts. As a consequence, the Company was not permitted to defer the recognition of the changes in fair value of forward contracts for these particular derivatives. Consequently, the consolidated balance sheet as of January 31, 2005, the consolidated statement of income, the consolidated statement of cash flows and the consolidated statement of retained earnings for the three and six months periods ended July 31, 2004 have been restated.

Bombardier Recreational Products Inc.

2. RESTATEMENT [Cont'd]

The effect of the restatement, by line item, is as follows:

Consolidated balance sheet

| | January 31, 2005 | |
	As previously reported	As restated
Other current assets	$ 140.3	$ 150.4
Total Assets	1,546.8	1,556.9
Accounts payable and accrued liabilities	597.6	595.2
Retained earnings (deficit)	(1.5)	11.0
Total Liabilities and shareholder's equity	1,546.8	1,556.9

Interim consolidated statements of operations

| | Three months ended July 31, 2004 | | Six months ended July 31, 2004 | |
	As previously reported	As restated	As previously reported	As restated
Revenues	$ 572.6	$ 573.8	$ 1,195.6	$ 1,197.7
Cost of sales	476.7	476.6	1,010.8	1,010.3
Gross profit	95.9	97.2	184.8	187.4
Foreign exchange loss (gain)	(19.1)	(32.0)	(3.1)	3.4
Income (loss) from continuing operations before income taxes	19.2	33.4	(25.5)	(29.4)
Income tax expense (recovery)	(1.6)	2.8	(11.8)	(13.0)
Income (loss) from continuing operations	20.8	30.6	(13.7)	(16.4)
Net income (loss)	18.7	28.5	(17.0)	(19.7)

Interim consolidated statements of cash flows

| | Three months ended July 31, 2004 | | Six months ended July 31, 2004 | |
	As previously reported	As restated	As previously reported	As restated
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 20.8	$ 30.6	$ (13.7)	$ (16.4)
Non-cash items:				
Deferred income taxes	1.1	(3.3)	(22.1)	(23.3)
Foreign exchange loss	(20.2)	(34.4)	(4.2)	(0.3)

Bombardier Recreational Products Inc.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to interim financial statements, and therefore, do not include all of the information and disclosures required by Canadian GAAP for complete financial statements. Accordingly, the accompanying interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 2005. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements.

The interim consolidated financial statements as at July 31, 2005 and for the period then ended include the accounts of BRP and its subsidiaries all of which are controlled through voting equity interests. All intercompany transactions and balances have been eliminated on consolidation.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year, as the Company has historically realised higher sales of personal watercraft in the first and second quarters of the fiscal year and higher sales of snowmobiles in the third and fourth quarters of the fiscal year.

These accounting principles conform, in all material respects to the accounting principles generally accepted in the United States ("US GAAP"), except as described in note 25.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Bombardier Recreational Products Inc.

4.   DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations
As a result of the Company's decision on July 23, 2004 to sell its Utility Vehicles segment, the results of operations, cash flows and financial position of the Utility Vehicles segment have been segregated in the accompanying interim consolidated financial statements, and are reported as discontinued operations.

The results of discontinued operations presented in the accompanying interim consolidated statements of operations, were as follows:

	Three months ended July 31, 2004	Six months ended July 31, 2004
Revenues	$ 8.8	$ 16.7
Cost of sales	9.3	16.0
Gross profit	(0.5)	0.7
Operating expenses		
Selling and marketing	0.9	2.1
Research and development	0.6	1.4
General and administrative	1.2	2.2
Total operating expenses	2.7	5.7
Loss before income taxes	(3.2)	(5.0)
Income tax recovery	1.1	1.7
Loss from discontinued operations	$ (2.1)	$ (3.3)

The cash flows from discontinued operations presented in the accompanying interim consolidated statements of cash flows, were as follows:

	Three months ended July 31, 2004	Six months ended July 31, 2004
Operating activities	$ (3.7)	$ (9.3)
Investing activities	(0.2)	(0.3)
Cash flows from discontinued operations	$ (3.9)	$ (9.6)

Assets held for sale
The assets held for sale are comprised of two facilities located in the United States amounting to $9.9 million as at July 31, 2005 [three facilities amounting to $13.4 million as at January 31, 2005].

5.   RELATED PARTY TRANSACTIONS

In addition to other related party transactions disclosed elsewhere in the interim consolidated financial statements, related party transactions are described below. All transactions are measured at their exchange amount.

a)   Transaction with sponsors
In accordance with a management agreement entered into with affiliates of the sponsors, fees of $0.8 million during each of the three-month periods ended July 31, 2005 and 2004 and $1.5 million during each of the six-month periods ended July 31, 2005 and 2004 were incurred and paid in each of the respective periods.

5. RELATED PARTY TRANSACTIONS [Cont'd]

Pursuant to the new term facility under the amended and restated credit agreement dated February 9, 2005, the Caisse de Dépôt et Placement du Québec has lent to the Company an amount of U.S.$6.5 million (approximately $8.0 million).

b) Floorplan financing

June 1, 2005, Bombardier Capital Ltd. and Bombardier Capital Inc. (collectively "BC"), wholly owned subsidiaries of Bombardier, which has significant shareholders in common with the Company, sold its floorplan portfolio to a third party company. Related party transactions with BC reported herein are until June 1, 2005.

The total amount of floorplan financing provided by BC for the three-month periods ended July 31, 2005 and 2004 was $78.2 million and $325.0 million, respectively and for the six-month periods ended July 31, 2005 and 2004 was $404.5 million and $632.5 million, respectively. There was no outstanding floorplan financing between the Company's dealers and BC as at July 31, 2005.

Furthermore, as a sales incentive, the Company generally provides a free floorplanning period to the dealers during which the Company pays interest to BC for a limited period of time. The Company's portion of the financing charges under the floorplan financing agreement with BC for the three-month periods ended July 31, 2005 and 2004 was $2.8 million and $5.8 million, respectively and for the six-month periods ended July 31, 2005 and 2004 was $10.4 million and $12.9 million, respectively. In May 2005, the Company received a reimbursement of $4.5 million in accordance with the agreement. The financing charges incurred during the free floorplanning period to the dealers were classified as a reduction in revenues.

c) Sales of receivables

On June 8, 2005, the receivable transfer arrangement with Bombardier Capital Inc. ("BCI") expired and a new arrangement was concluded with a third party financial institution. Related party transactions with BCI reported herein are until June 15, 2005.

Total receivable transfers to BC during the three-month periods ended July 31, 2005 and 2004 were $17.6 million and $146.3 million, respectively and during the six-month periods ended July 31, 2005 and 2004 were $111.8 million and $257.0 million, respectively. No amount was outstanding at July 31, 2005. The loss incurred by the Company in connection with transfers of receivables, for the three-month periods ended July 31, 2005 and 2004 was $0.2 million and $0.6 million, respectively and for the six-month periods ended July 31, 2005 and 2004 was $1.1 million and $1.4 million, respectively. The loss incurred was classified with financing cost.

The balance outstanding of all receivables held by the BRP Receivables Funding, LLC ("BRFL") amounted to $0.2 million as at July 31, 2005 [$21.6 million as at January 31, 2005].

As at July 31, 2005, BRFL had no retained interest in receivables transferred to BCI and had no amount owed to BCI with respect to collections on receivables transferred to BCI pursuant to the arrangement. As at January 31, 2005, BRFL's retained interest in receivables transferred to BCI accounted for as investments on the Company's balance sheet and included with other current assets amounted to $38.0 million, net of provision for loss of $0.5 million. Also, as at January 31, 2005, $16.4 million was owed to BCI with respect to collections on receivables transferred to BCI pursuant to the arrangement.

d) Other

The Company also had $1.5 million receivables from Bombardier as at July 31, 2005, [$6.7 million as at January 31, 2005] with respect to various claims pursuant to the acquisition of the business.

Bombardier Recreational Products Inc.

6. INVENTORIES

	July 31, 2005	January 31, 2005
		[Audited]
Raw materials and work in process	$ 124.5	$ 135.6
Finished products	127.6	84.3
Parts and accessories	80.6	82.2
	$ 332.7	$ 302.1

7. OTHER ASSETS

	July 31, 2005	January 31, 2005
		[Restated]
Current		
Deferred income taxes	$ 60.1	$ 56.8
Investment in retained interests	11.9	38.0
Derivative financial instruments	9.2	18.9
Prepaid expenses and other	11.5	13.4
Income tax and investment tax credits receivable	23.0	19.9
Assets held for sale	—	3.4
	$ 115.7	$ 150.4
Long-term		
Deferred income taxes	$ 13.2	$ 13.4
Deferred financing costs	23.0	24.8
Deferred development costs	4.3	5.8
Restricted investments	11.4	12.5
Assets held for sale	9.9	10.0
	$ 61.8	$ 66.5

The restricted investments can only be used for severance payments and pension costs associated with the Bombardier-Rotax GmbH & Co. KG pension plans, and are not available for general corporate use and are, therefore, classified as restricted long-term assets, which are designated as held to maturity.

Amortisation of development costs for the three-month periods ended July 31, 2005 and 2004 were $0.2 million and $0.5 million respectively and for the six-month periods ended July 31, 2005 and 2004 were $1.1 million and $1.6 million respectively. There was no addition to deferred development costs during the three- and six-month periods ended July 30, 2005 and 2004.

Bombardier Recreational Products Inc.

8. GOODWILL

The change in the carrying amount is mainly due to foreign exchange fluctuations.

9. BANK LOANS

	July 31, 2005	January 31, 2005
		[Audited]
Revolving credit facility	$ 57.6	$ 12.3

The Company also had issued letters of credit for an amount of $29.4 million ($38.9 million as at January 31, 2005), under the revolving credit facility.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31, 2005	January 31, 2005
		[Restated]
Accounts payable	$ 147.8	$ 241.0
Accrued liabilities	103.2	90.6
Wages and related liabilities	53.8	73.3
Warranty provision	68.8	71.2
Sales promotions and incentive programs	41.1	45.9
Dealer holdback programs	36.9	33.0
Due to BCI	—	16.7
Restructuring provision	1.3	10.6
Income taxes payable	9.3	8.5
Other	7.4	4.4
	$ 469.6	$ 595.2

Bombardier Recreational Products Inc.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES [Cont'd]

The change in the accrued warranty provision for the six months ended July 31, 2005 is as follows:

	July 31, 2005
Balance at January 31, 2005	**$ 71.2**
Expensed during the period	**28.8**
Claims paid during the period	**(31.6)**
Change in estimate	**1.8**
Effect of foreign currency exchange rate changes	**(1.4)**
Balance at July 31, 2005	**$ 68.8**

a) Restructuring provisions related to business acquisition

Costs associated with certain restructuring activities related to the acquisition of the predecessor business on December 18, 2003 are recorded as a liability assumed as of the consummation date of the business acquisition and are included in the cost of the acquired business. During the second quarter, the Company's change in estimate of $0.7 million of the restructuring provision related to the business acquisition was recorded as an adjustment to goodwill.

The restructuring costs related to the business acquisition recorded were as follows:

	Employee severance and relocation expenses	Facilities shutdown costs	Total
Balance at January 31, 2005	**$ 3.3**	**$ 4.0**	**$ 7.3**
Accrual utilised during the period	**(2.6)**	**(4.0)**	**(6.6)**
Revision of prior accrual	**(0.7)**	**—**	**(0.7)**
Balance at July 31, 2005	**$ —**	**$ —**	**$ —**

b) Restructuring provisions of November 2004

The restructuring costs relating to the November 2004 announcement consisted of severance and a special termination benefits resulting from the offering of a voluntary early retirement incentive and bridging to early retirement. The Company expects to pay the majority of the remaining balance of severance costs by the end of fiscal 2006.

The restructuring costs related to the November 2004 announcement recorded were as follows:

	Employee severance and relocation expenses
Balance at January 31, 2005	**$ 3.3**
Accrual utilised during the period	**(1.7)**
Change in estimate	**(0.3)**
Balance at July 31, 2005	**$ 1.3**

Bombardier Recreational Products Inc.

11.   LONG-TERM DEBT

The Company's long-term debt, average effective rates and maturities were as follows:

	Maturity date	Effective interest rate[1]		July 31, 2005	January 31, 2005
		July 31, 2005	July 31, 2004		
					[Audited]
Term facilities					
(U.S. $280 million)	2010	—%	4.97%	$ —	$ 147.2
Term facility					
(U.S. $50 million)	2011	5 1/8%	—%	61.0	—
Senior subordinated notes					
(U.S. $200 million)	2013	8 3/8%	8 3/8%	245.2	247.6
Other	2008	2.0%	2.0%	1.9	1.9
				308.1	396.7
Current portion				(0.6)	(147.2)
Long-term portion				$ 307.5	$ 249.5

[1] Interest rates for the six-month period are before giving effect to the interest rate swap agreements, if applicable.

On February 9, 2005, the Company negotiated a new term loan facility of U.S. $50 million (approximately $61.0 million), under the amended and restated Senior Secured Credit Facilities, which will mature January 31, 2011. The Company may also, at any time or from time to time, request one or more additional tranches of US dollar denominated term loans of an aggregate amount not to exceed U.S. $100 million (approximately $123.0 million).

The new term facility bears interest equal to either the U.S. prime rate, or LIBOR plus applicable margin, semi-annual principal repayments of U.S. $0.25 million (approximately $0.3 million) beginning June 30, 2005 and a final principal repayment of U.S. $47.3 million (approximately $58.0 million) on January 31, 2011.

12.   OTHER LONG-TERM LIABILITIES

	July 31, 2005	January 31, 2005
		[Audited]
Due to Bombardier in connection with income tax		
indemnification	$ 23.0	$ 23.0
Other	5.2	5.5
	$ 28.2	$ 28.5

Bombardier Recreational Products Inc.

13.   CAPITAL STOCK

The authorised capital stock of the Company is as follows:

Unlimited number of Common Shares

Unlimited number of Class A Preferred Shares, cumulative dividend per share of 6% per annum calculated on the redemption price of $1,000 per share plus any unpaid dividends for prior years, redeemable at the option of the Company or mandatory redemption on a direct or indirect change of control of the Company to a party other than the sponsors, sale of all or substantially all of the assets of the Company, or on a direct of indirect change of control of J.A.B. to a party other than the Sponsors, at a price of $1,000 plus accrued dividends.

Unlimited number of Class B Preferred Shares, rights and privileges to be determined by the board of directors of the Company prior to the issuance of any Class B Preferred Shares, provided that all Class B Preferred Shares will in all instances rank junior as to liquidation rights, dividend rights and redemption rights to the Class A Preferred Shares for so long as any Class A Preferred Shares are outstanding.

The issued and outstanding capital stock was as follows:

Issued and outstanding	July 31, 2005	January 31, 2005
		[Audited]
1 Common share	**$ 364.7**	$ 364.4

During the three and six-month period ended July 31, 2005, the stated capital was increased by $0.2 million and $0.3 million as a result of a contribution received from J.A.B.

14.   MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN

The number of J.A.B's stock options varied as follows:

	Three months ended				Six months ended			
	July 31,2005		**July 31, 2004**		**July 31, 2005**		**July 31, 2004**	
	Number of options	**Exercise price**	**Number of options**	**Exercise price**	**Number of options**	**Exercise price**	**Number of options**	**Exercise price**
Balance at the beginning	**20,074,650**	**$ 1**	19,485,540	$ 1	**20,074,650**	**$ 1**	—	—
Granted	—	—	—	—	—	—	19,785,540	$ 1
Cancelled	—	—	—	—	—	—	(300,000)	$ 1
Balance at the end	**20,074,650**	**$ 1**	19,485,540	$ 1	**20,074,650**	**$ 1**	19,485,540	$ 1
Options exercisable	**1,243,310**	**$ 1**	—	—	**1,243,310**	**$ 1**	—	—

The Company records compensation expense using the fair value method. The estimated fair value of the J.A.B. stock options granted is being amortised on a straight-line basis over the expected vesting period with a corresponding amount recorded as contributed surplus.

14. MANAGEMENT SHARE SUBSCRIPTION AGREEMENT AND STOCK OPTION PLAN [Cont'd]

Fair value is estimated at the grant date based on a Black-Scholes option-pricing model using the following assumptions:

	Six months ended	
	July 31, 2005	**July 31, 2004**
Expected life	—	10 years
Risk-free interest rate	—	3.98%
Expected volatility	—	35%
Dividend yield	—	0%

Stock based compensation expense was $0.4 million and $0.6 million, respectively, during the three-month periods ended July 31, 2005 and 2004 and $0.9 million and $1.3 million, respectively, during the six-month periods ended July 31, 2005 and 2004.

15. CUMULATIVE TRANSLATION ADJUSTMENT

Changes in the cumulative translation adjustment resulted primarily from the weakening of the U.S. dollar against the Canadian dollar and the strengthening of the Canadian dollar against the Euro for the six-month period ended July 31, 2005.

16. EMPLOYEE FUTURE BENEFITS

The components of the net defined benefit plan cost were as follows:

	Three months ended			
	July 31, 2005		**July 31, 2004**	
	Pension benefits	**Other benefits**	**Pension benefits**	**Other benefits**
Current service cost	**$ 2.4**	**$ 0.2**	$ 3.3	$ 0.3
Interest cost	**3.0**	**0.3**	3.0	0.3
Expected return on plan assets	**(1.8)**	**—**	(1.7)	—
Net defined benefit cost	**$ 3.6**	**$ 0.5**	$ 4.6	$ 0.6

	Six months ended			
	July 31, 2005		**July 31, 2004**	
	Pension benefits	**Other benefits**	**Pension benefits**	**Other benefits**
Current service cost	**$ 5.6**	**$ 0.5**	$ 6.6	$ 0.6
Interest cost	**6.1**	**0.5**	6.0	0.6
Expected return on plan assets	**(3.6)**	**—**	(3.4)	—
Net defined benefit cost	**$ 8.1**	**$ 1.0**	$ 9.2	$ 1.2

Bombardier Recreational Products Inc.

17. DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment was as follows:

	Three months ended		Six months ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
Cost of sales	$ 21.3	$ 24.1	$ 41.4	$ 47.3
Operating expenses	2.0	2.3	4.0	5.1
	$ 23.3	$ 26.4	$ 45.4	$ 52.4

18. RESEARCH AND DEVELOPMENT EXPENSES

	Three months ended		Six months ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
Research and development expense	$ 24.5	$ 28.1	$ 53.6	$ 59.8
Tax credits and other government assistance	(1.6)	(2.3)	(3.6)	(4.4)
	$ 22.9	$ 25.8	$ 50.0	$ 55.4

19. FINANCING COST

	Three months ended		Six months ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
Interest on long-term debt	$ 6.0	$ 10.0	$ 12.0	$ 19.9
Interest of bank loan	1.0	0.1	1.3	0.1
Receivable factoring losses	0.7	2.2	2.0	3.7
Amortisation of deferred financing costs	1.1	1.6	2.2	3.2
Interest income	(0.2)	(1.0)	(0.6)	(1.7)
Change in fair value of interest rate swaps	—	(1.1)	(0.2)	(1.1)
Other	0.3	(1.0)	0.3	0.4
	$ 8.9	$ 10.8	$ 17.0	$ 24.5

20. INCOME TAXES

Details of income tax recovery are as follows:

	Three months ended		Six months ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
Current income tax expense	$ 1.6	$ 6.1	$ 6.4	$ 10.3
Deferred income tax recovery	(9.8)	(3.3)	(13.3)	(23.3)
Income tax expense (recovery)	$ (8.2)	$ 2.8	$ (6.9)	$ (13.0)

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense (recovery) was as follows:

Bombardier Recreational Products Inc.

20. INCOME TAXES [Cont'd]

	Three months ended				Six months ended			
	July 31, 2005		**July 31, 2004**		**July 31, 2005**		**July 31, 2004**	
			[Restated]				[Restated]	
Income taxes calculated at statutory rates	**$ (3.1)**	**31.3%**	$ 10.4	31.1%	**$ (3.6)**	**31.6%**	$ (9.2)	31.3%
Increase (decrease) resulting from:								
Income tax rate differential of foreign subsidiaries	**(3.7)**		(2.0)		**(5.2)**		(4.6)	
Effect of income tax rate changes	**1.1**		0.5		**1.1**		0.3	
Tax benefits of losses and temporary differences not recognised	**(0.2)**		—		**1.2**		0.5	
Recognition of previously unrecorded tax benefit	—		(3.1)		—		(0.1)	
Tax-exempt items	**(1.7)**		(3.3)		**(0.4)**		(0.5)	
Large corporation tax	**0.2**		0.4		**0.5**		0.7	
Other	**(0.8)**		(0.1)		**(0.5)**		(0.1)	
Income tax expense (recovery)	**$ (8.2)**		$ 2.8		**$ (6.9)**		$ (13.0)	

21. NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

The net changes in non-cash working capital balances related to operations were as follows:

	Three months ended		Six months ended	
	July 31, 2005	**July 31, 2004**	**July 31, 2005**	**July 31, 2004**
Receivables	**$ 32.8**	$ 73.2	**$ 44.3**	$ 103.2
Inventories	**(24.4)**	17.2	**(39.6)**	(3.5)
Other current assets	**4.1**	3.5	**8.3**	12.9
Accounts payable and accrued liabilities	**(69.4)**	(43.6)	**(107.3)**	(94.6)
Employee future benefits	**2.4**	2.7	**4.7**	5.8
Other	**—**	0.4	**0.2**	0.2
	$ (54.5)	$ 53.4	**$ (89.4)**	$ 24.0

Non-cash transactions

	Three months ended		Six months ended	
	July 31, 2005	**July 31, 2004**	**July 31, 2005**	**July 31, 2004**
Decrease (increase) in investment in retained interest	**$ (21.0)**	$ 9.7	**$ (25.5)**	$ 23.2

Investments in retained interest are obtained pursuant to the transfer of receivables.

Bombardier Recreational Products Inc.

22. FINANCIAL INSTRUMENTS

Foreign exchange risks
The Company uses derivative financial instruments to manage foreign currency risks and exposure. The Company does not trade in derivatives for speculative purposes.

Forward foreign exchange contracts
When the Company's forward foreign exchange contracts are designated as hedges of forecast transactions for accounting purposes, there is no recognition in the Consolidated Financial Statements of unrealised gains or losses arising during the periods on such forward foreign contracts. Otherwise forward foreign exchange contracts are recognised on the consolidated balance sheet at fair value.

The following tables set out the significant notional amounts outstanding under forward foreign exchange contracts, the average contractual exchange rates and the settlement periods of these contracts.

	Sell currency	Buy currency	Average rate	Notional amount	July 31, 2005 Notional CAD equivalent
Sell contracts					
Less than 1 year	USD	CAD	0.7644	USD 375.7	$ 491.5
Between 1 and 2 years	USD	CAD	0.8123	USD 168.8	207.8
Buy contracts					
Less than 1 year	CAD	Euro	0.6038	Euro 98.5	163.1
Between 1 and 2 years	CAD	Euro	0.6382	Euro 49.6	77.7

	Sell currency	Buy currency	Average rate	Notional amount	January 31, 2005 Notional CAD equivalent
					[Audited]
Sell contracts					
Less than 1 year	USD	CAD	0.7495	USD 337.1	$ 449.8
Between 1 and 2 years	USD	CAD	0.7865	USD 157.4	200.1
Buy contracts					
Less than 1 year	CAD	Euro	0.6042	Euro 111.1	183.9
Between 1 and 2 years	CAD	Euro	0.6114	Euro 55.3	90.5

23. CONTINGENCIES

The Company has a patent infringement case outstanding as well as one complaint for alleged infringement of a trademark. The Company also has various other cases outstanding mainly for commercial disputes with terminated dealers and minor disputes with customers.

The Company intends to vigorously defend its position in these matters. While the final outcome with respect to actions outstanding or pending as at July 31, 2005 cannot be predicted with certainty, it is management's opinion that their resolution will not have material adverse effects on the Company's financial position, results of operations, or cash flows.

Bombardier Recreational Products Inc.

24. SEGMENT DISCLOSURE

The Company operates in the two reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

The Powersports segment designs, develops, manufactures and sells snowmobiles, watercraft, all-terrain vehicles, sport boats and Rotax engines. Powersports products are sold mainly through an international network of independent dealers and distributors. The manufacturing plants are located primarily in Canada, the United States, Austria and Finland.

The Marine Engines segment designs, develops, manufactures and sells outboard engines available across three technologies: 2-stroke carburated, 2-stroke direct injection and 4-stroke technology. Marine Engines products are sold directly to boat builders or through an international network of independent dealers and distributors. The Marine Engines manufacturing plants are located primarily in the United States and Mexico.

The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies of the most recent annual consolidated financial statements of the Company. Management evaluates performance based on operating profit. Operating profit does not include allocated Corporate office charges for administrative functions as well as other income and expenses and income taxes. Intersegment services are accounted for at the exchange amount which management believes reflects current market prices as if the services were provided to third parties.

Bombardier Recreational Products Inc.

24. SEGMENT DISCLOSURE [Cont'd]

For the three-month period ended:

	Consolidated		Powersports		Marine Engines	
	July 31, 2005	**July 31, 2004**	**July 31, 2005**	**July 31, 2004**	**July 31, 2005**	**July 31, 2004**
		[Restated]		[Restated]		
External revenues	**$ 467.3**	$ 573.8	**$ 316.8**	$ 413.9	**$ 150.5**	$ 159.9
Intersegment revenues	**—**	—	**5.1**	5.1	**2.4**	4.6
Segment revenues	**467.3**	573.8	**321.9**	419.0	**152.9**	164.5
Cost of sales and operating expenses	**440.8**	514.6	**314.7**	373.3	**133.6**	151.0
Depreciation and amortisation	**25.9**	29.3	**20.9**	23.6	**5.0**	5.7
	466.7	543.9	**335.6**	396.9	**138.6**	156.7
Segment operating profit (loss)	**0.6**	29.9	**(13.7)**	22.1	**14.3**	7.8
Corporate and other	**17.5**	15.9				
Depreciation dealer network	**0.4**	0.4				
Operating income (loss)	**(17.3)**	13.6				
Financing cost	**8.9**	10.8				
Accretion in carrying value of redeemable preferred share	**—**	1.0				
Loss on disposal of property, plant and equipment	**—**	0.4				
Foreign exchange gain	**(16.3)**	(32.0)				
Income (loss) before income taxes	**$ (9.9)**	$ 33.4				

For the six-month period ended:

	Consolidated		Powersports		Marine Engines	
	July 31, 2005	**July 31, 2004**	**July 31, 2005**	**July 31, 2004**	**July 31, 2005**	**July 31, 2004**
		[Restated]		[Restated]		
External revenues	**$ 1,061.3**	$ 1,197.7	**$ 781.4**	$ 894.2	**$ 279.9**	$ 303.5
Intersegment revenues	**—**	—	**12.3**	9.0	**11.6**	12.1
Segment revenues	**1,061.3**	1,197.7	**793.7**	903.2	**291.5**	315.6
Cost of sales and operating expenses	**981.0**	1,110.7	**732.7**	824.6	**272.2**	307.2
Depreciation and amortisation	**51.5**	59.0	**41.7**	47.5	**9.8**	11.5
	1,032.5	1,169.7	**774.4**	872.1	**282.0**	318.7
Segment operating profit	**28.8**	28.0	**19.3**	31.1	**9.5**	(3.1)
Corporate and other	**30.3**	26.2				
Depreciation dealer network	**0.9**	0.9				
Operating income (loss)	**(2.4)**	0.9				
Financing cost	**17.0**	24.5				
Accretion in carrying value of redeemable preferred share	**—**	2.0				
Loss on disposal of property, plant and equipment	**—**	0.4				
Gain on disposal of assets held for sale	**(1.5)**	—				
Foreign exchange (gain) loss	**(6.5)**	3.4				
Loss before income taxes	**$ (11.4)**	$ (29.4)				

Bombardier Recreational Products Inc.

24. SEGMENT DISCLOSURE [Cont'd]

Net segment assets exclude cash, deferred income taxes, goodwill, dealer network and license agreement and are net of accounts payable and accrued liabilities.

	Consolidated		Powersports		Marine Engines	
	July 31, 2005	January 31, 2005	July 31, 2005	January 31, 2005	July 31, 2005	January 31, 2005
		[Restated]		[Restated]		[Audited]
Net segment assets	**$ 583.0**	$ 524.7	**$ 404.9**	$ 355.2	**$ 178.1**	$ 169.5
Net corporate office and other	**43.5**	47.5				
Goodwill	**108.6**	119.9				
Dealer network	**43.3**	44.2				
License agreement	**13.8**	13.8				
Accounts payable and accrued liabilities	**460.3**	586.3				
Deferred income taxes	**73.3**	70.2				
Cash and cash equivalents	**20.9**	150.3				
Total assets	**$ 1,346.7**	$ 1,556.9				

Bombardier Recreational Products Inc.

25. DIFFERENCES BETWEEN CANADIAN AND US GAAP

The interim consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from US GAAP. The following tables present a summary of the material adjustments to the Company's financial statements that would be required in order to conform with US GAAP and the related rules and regulations adopted by the SEC.

Reconciliation of consolidated net income and comprehensive loss

	Three months ended		Six months ended	
	July 31, 2005	July 31, 2004	July 31, 2005	July 31, 2004
		[Restated]		[Restated]
Net income (loss) under Canadian GAAP	$ (1.7)	$ 28.5	$ (4.5)	$ (19.7)
Development costs (a)	0.2	0.5	1.1	1.6
Accretion in carrying value of redeemable Preferred shares (b)	—	1.0	—	2.0
Total adjustments before the following:	0.2	1.5	1.1	3.6
Income tax expense (d)	0.1	0.1	0.4	0.4
Total adjustments	0.1	1.4	0.7	3.2
Net income (loss) under US GAAP	(1.6)	29.9	(3.8)	(16.5)
Change in currency translation adjustment	(32.7)	(17.3)	(27.6)	(17.5)
Unrealised gain (loss) on derivative financial instruments:				
Unrealised gain (loss) arising during the period	(1.2)	0.6	(5.5)	(5.7)
Less: realised (gain) loss previously reported in income	1.8	2.7	(3.0)	2.7
Effect of income tax of the above items	—	(1.0)	2.8	1.0
Comprehensive income (loss) under US GAAP (e)	$ (33.7)	$ 14.9	$ (37.1)	$ (36.0)

Reconciliation of consolidated balance sheet captions

		As at July 31, 2005			As at January 31, 2005		
		Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
						[Restated]	
Other current assets	(c)	$ 115.7	$ 24.7	$ 140.4	$ 150.4	$ 18.3	$ 168.7
Other long-term assets	(a)	61.8	(3.0)	58.8	66.5	(4.5)	62.0
Accounts payable and accrued liabilities	(c)	469.6	19.7	489.3	595.2	5.7	600.9
Retained earning (deficit)	(b)	6.5	(3.9)	2.6	11.0	(4.6)	6.4
Currency translation adjustment		(41.7)	41.7	—	(13.7)	13.7	—
Accumulated other comprehensive income:	(e)						
Currency translation adjustment		—	(41.2)	(41.2)	—	(13.6)	(13.6)
Unrealised losses on derivative financial instruments	(c)	—	5.4	5.4	—	12.6	12.6
Total assets		$ 1,346.7	$ 21.7	$ 1,368.4	$ 1,556.9	$ 13.8	$ 1,570.7

Bombardier Recreational Products Inc.

25. DIFFERENCES BETWEEN CANADIAN AND US GAAP [Cont'd]

(a)   Development costs
Under Canadian GAAP, certain development costs are deferred and amortised if they meet certain criteria. Under US GAAP, these costs are expensed as incurred. In addition, under Canadian GAAP, development costs are classified as investing activities in the statement of cash flows whereas they are classified as operating activities in the statement of cash flows under US GAAP.

(b)   Redeemable preferred shares
Under Canadian GAAP preferred shares which are mandatorily redeemable by the Company upon the occurrence of certain future events that management considers to be likely are recorded as liabilities and are accreted to the redemption value at the estimated redemption date. Accretion of carrying value and unpaid dividends are included in net loss.

Under US GAAP, the redeemable preferred shares are recorded at fair value outside of equity, and the accretion of the carrying value and unpaid dividends are recorded as a capital transaction.

(c)   Forward foreign exchange contracts
Under US GAAP, unrealised gain/loss on derivative financial instruments designated as hedges are recorded in comprehensive income.

(d)   Income taxes
The income taxes adjustment is reflecting the income tax effect on the adjustments between Canadian GAAP and US GAAP.

(e)   FAS 130 "Comprehensive Income"
U.S. GAAP establishes standards for reporting and display of comprehensive income (loss) and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Under U.S. GAAP, all components of comprehensive income must be reported in the financial statements in the period in which they are recognised. A total amount for comprehensive income shall be displayed in the financial statements where the components of other comprehensive income are reported.